Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross to announce 2019 Q4/full-year results and 2020 guidance on February 12, 2020

Company also provides 2020 quarterly reporting dates

Toronto, Ontario, January 13, 2020 – Kinross Gold Corporation (TSX:K; NYSE:KGC) will release its fourth quarter and 2019 full-year financial statements and operating results on Wednesday, February 12, 2020, after market close. The Company will also provide its full-year 2020 guidance, mineral reserve and mineral resource statement as of December 31, 2019, and an exploration and project update. Kinross will hold a conference call and audio webcast on Thursday, February 13, 2020 at 8 a.m. ET to present the results, followed by a question-and-answer session.

The call-in numbers for the conference call on Thursday, February 13, 2020 at 8 a.m. ET are as follows:

Canada & US toll-free – (877) 201-0168; Conference ID: 1756358

Outside of Canada & US – +1 (647) 788-4901; Conference ID: 1756358

Replay (available up to 14 days after the call):

Canada & US toll-free – (800) 585-8367; Conference ID: 1756358

Outside of Canada & US – +1 (416) 621-4642; Conference ID: 1756358

You may also access the conference call on a listen-only basis via webcast at our website www.kinross.com. The audio webcast will be archived on www.kinross.com.

Kinross' quarterly reporting schedule for the remainder of 2020 will be as follows:

•	Q1 2020 – Tuesday, May 5, 2020; financial statements and operating results will be released after market close. A conference call and audio webcast will be held on Wednesday, May 6, 2020 at 7:45 a.m. ET.

•	Annual Meeting of Shareholders – Wednesday, May 6, 2020; the meeting will be held at 10 a.m. ET at the Glenn Gould Studio, 250 Front Street West, Toronto, Ontario, Canada.

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•	Q2 2020 – Wednesday, July 29, 2020; financial statements and operating results will be released after market close. A conference call and audio webcast will be held on Thursday, July 30, 2020 at 8 a.m. ET.

•	Q3 2020 – Wednesday, November 4, 2020; financial statements and operating results will be released after market close. A conference call and audio webcast will be held on Thursday, November 5, 2020 at 8 a.m. ET.

About Kinross Gold Corporation

Kinross is a Canadian-based senior gold mining company with mines and projects in the United States, Brazil, Russia, Mauritania, Chile and Ghana. Our focus is on delivering value based on the core principles of operational excellence, balance sheet strength, disciplined growth and responsible mining. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

p. 1	Kinross to announce 2019 Q4/full-year results and 2020 guidance on February 12, 2020	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Media Contact

Louie Diaz

Senior Director, Corporate Communications

phone: 416-369-6469

louie.diaz@kinross.com

Investor Relations Contact

Tom Elliott

Senior Vice-President, Investor Relations and Corporate Development

phone: 416-365-3390

tom.elliott@kinross.com

Source: Kinross Gold Corporation

p. 2	Kinross to announce 2019 Q4/full-year results and 2020 guidance on February 12, 2020	www.kinross.com